Exhibit (g)(2)(d)

AMENDMENT TO THE CUSTODY SERVICES AGREEMENT

REGARDING QFC ADDENDUM

This Amendment (including the “QFC Addendum” annexed hereto (the “QFC Addendum”), together, the “Amendment”) is entered into as of the 31 day of March, 2021 (the “Effective Date”), amending the Master Custodian Agreement dated September 22, 2010, as amended and/or modified from time to time, (the “Agreement”), by and between State Street Bank and Trust Company (“State Street”) and the Transamerica Cayman Morgan Stanley Global Allocation VP, Ltd. (the “Customer”), and collectively with State Street, the “Parties”, or each a “Party”).

W I T N E S S E T H:

WHEREAS, the Parties wish to enter into this Amendment to amend the Agreement on the terms provided herein and for the reasons set forth more fully in the QFC Addendum.

NOW, THEREFORE, in further consideration of the premises and mutual covenants contained herein and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Parties agree as follows:

1.

Adoption of QFC Addendum with respect to U.S. Special Resolution Regimes. The Agreement is hereby amended by the Parties such that the terms of the QFC Addendum (and applicable expressions defined in this Amendment) are included as part of the Agreement with effect from the Effective Date. Except as amended herein, no other terms or provisions of the Agreement are amended or modified by this Amendment.

2.

Counterparts. This Amendment may be executed in several counterparts, each of which shall be deemed to be an original, and all such counterparts taken together shall constitute one and the same Amendment. Counterparts may be executed in either original or electronically transmitted form (e.g., faxes or emailed portable document format (PDF) form), and the Parties hereby adopt as original any signatures received via electronically transmitted form.

3.	Governing Law. This Amendment shall be governed by, and construed in accordance with, the choice of law set forth in the Agreement.

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IN WITNESS WHEREOF, this Amendment has been duly executed for and on behalf of the undersigned as of the day and year first written above.

STATE STREET BANK AND TRUST COMPANY

By:
Name:	Nancy M. Stokes
Title:	Senior Vice President

ON BEHALF OF THE FUND
SPECIFIED IN THE AGREEMENT

By:
Name:	Christopher A. Staples
Title:	Senior Vice President

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QFC ADDENDUM

State Street and its parent company are subject to certain U.S. banking regulations that are part of the “too big to fail” regulatory regimes. Among other things, these regulations impose mandatory requirements on the contents of certain types of “qualified financial contracts” or “QFCs”, (including custody or depositary contracts pursuant to which services may result in short-term extensions of credit or overdrafts). In particular, pursuant to these regulations, State Street is required to amend such contracts to expressly recognize the “stay-and-transfer” powers of the U.S. banking regulators that will apply under the U.S. Special Resolution Regimes. These powers become effective upon the occurrence of certain resolution-related trigger events, as if the contract and all contractual parties were subject to such U.S. Special Resolution Regimes.

1. Opt-In to U.S. Special Resolution Regime. Notwithstanding anything to the contrary in this Agreement or any other agreement, the parties hereto expressly acknowledge and agree that:

(a) In the event State Street or an Affiliate of State Street becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer or assignment of this Agreement (and any interest and obligation in or under, and any property securing, this Agreement) by State Street will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if this Agreement (and any interest and obligation in or under, and any property securing, this Agreement) were governed by the laws of the United States or a state of the United States; and

(b) In the event State Street or an Affiliate of State Street becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights with respect to this Agreement that may be exercised against State Street are permitted to be exercised to no greater extent than the Default Rights could be exercised under the U.S. Special Resolution Regime if this Agreement (and any interest and obligation in or under, and any property securing, this Agreement) were governed by the laws of the United States or a state of the United States.

2. Adherence to the ISDA Protocol. At such times as the parties to this Agreement have adhered to the ISDA Protocol and this Agreement is or is deemed modified or amended by the ISDA Protocol, the terms of the ISDA Protocol will supersede the terms of this QFC Addendum as included as part of this Agreement, and in the event of any inconsistency between this QFC Addendum and the ISDA Protocol, the ISDA Protocol will prevail.

3. Definitions. As used in this QFC Addendum:

“Affiliate” has the meaning given in section 2(k) of the Bank Holding Company Act (12 U.S.C. §1841(k)) and section 225.2(a) of the Federal Reserve Board’s Regulation Y (12 CFR § 225.2(a)).

“Default Right” means any:

(i) Right of a party, whether contractual or otherwise (including, without limitation, rights incorporated by reference to any other contract, agreement, or document, and rights afforded by statute, civil code, regulation, and common law), to liquidate, terminate, cancel, rescind, or accelerate such agreement or transactions thereunder, set off or net amounts owing in respect thereto (except rights related to same-day payment netting), exercise remedies in respect of collateral or other credit support or property related thereto (including the purchase and sale of property), demand payment or delivery thereunder or in respect thereof (other than a right or operation of a contractual provision arising solely from a change in the value of collateral or margin or a change in the amount of an economic exposure), suspend, delay, or defer payment or performance thereunder, or modify the obligations of a party thereunder, or any similar rights; and

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(ii) Right or contractual provision that alters the amount of collateral or margin that must be provided with respect to an exposure thereunder, including by altering any initial amount, threshold amount, variation margin, minimum transfer amount, the margin value of collateral, or any similar amount, that entitles a party to demand the return of any collateral or margin transferred by it to the other party or a custodian or that modifies a transferee’s right to reuse collateral or margin (if such right previously existed), or any similar rights, in each case, other than a right or operation of a contractual provision arising solely from a change in the value of collateral or margin or a change in the amount of an economic exposure.

“ISDA” refers to the International Swaps and Derivatives Association, Inc.

“ISDA Protocol” means the ISDA 2018 U.S. Resolution Stay Protocol as published by ISDA as of July 31, 2018

“U.S. Special Resolution Regime” means the Federal Deposit Insurance Act (12 U.S.C. §1811–1835a) and regulations promulgated thereunder and Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act (12 U.S.C. § 5381–5394) and regulations promulgated thereunder.

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